UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Augusta Gold Corp.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

051276103
(CUSIP Number)

Augusta Investments Inc.

Suite 555, 999 Canada Place

Vancouver, British Columbia V6C
3E1

Canada

(604) 687-1717

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Kenneth G. Sam
Jason K. Brenkert

Dorsey & Whitney LLP

1400 Wewatta Street, Suite 400

Denver, Colorado 80202-5549

(303) 629-3445

March 4, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 051276103

1	NAMES OF REPORTING PERSONS Augusta Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 40,555,515(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,555,515(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,555,515(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.28%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 051276103

1	NAMES OF REPORTING PERSONS Richard Warke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 41,355,515(3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 41,355,515(3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,355,515 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.77%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

________________________________________________________
(1) Includes 21,689,788 shares of Common Stock and warrants (the "Warrants") to purchase an additional 18,865,727 shares of Common Stock as further described under Item 3 below.

(2)   The percentages used herein are calculated on a partially diluted basis based upon 68,755,601 outstanding shares of Augusta Gold Corp. as of March 4, 2021, plus (i) in the case of Augusta Investments Inc. 18,865,727 shares of Common Stock in aggregate underlying convertible securities which are beneficially owned by Augusta Investments Inc. and included pursuant to Rule 13d-3(d)(1)(i) of the Act and (ii) in the case of Richard Warke 19,665,727 shares of Common Stock in aggregate underlying convertible securities which are beneficially owned by Richard Warke, 18,865,727 shares indirectly through Augusta Investments, and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

(3) Includes 21,689,788 shares of Common Stock and Warrants to purchase an additional 18,865,727 shares of Common Stock held by Augusta Investments Inc., of which Mr. Warke is the sole officer and director, and options to purchase an additional 800,000 shares of Common Stock, in each case, as further described under Item 3 below.

EXPLANATORY NOTE:

This Schedule 13D (this "Schedule 13D") is the first Schedule 13D being jointly filed by (i) Augusta Investments Inc. ("Augusta Investments") and (ii) Richard Warke (collectively, the "Reporting Persons") pursuant to the Joint Filing Agreement filed as Exhibit 99.1 to this Schedule 13D.

This Schedule 13D supplements, amends and constitutes Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by Augusta Investments on October 28, 2020, as amended by the Amendment No. 1 thereto filed by Augusta Investments with the Commission on February 5, 2021;

To the extent that any information contained in this Schedule 13D is inconsistent with the information in the prior Schedule 13D filings of Augusta Investments, as the case may be, the information set forth in this Schedule 13D shall control.

Item 1. Security and Issuer

(a) Title of Class of Securities:

Common Stock, $0.0001 par value per share (the "Common Stock")

(b) Name of Issuer:

Augusta Gold Corp. (the "Issuer")

(c) Address of Issuer's Principal Executive Offices:

Suite 555, 999 Canada Place
Vancouver, British Columbia V6C 3E1 Canada

Item 2. Identity and Background

(a) Name of Reporting Person:

Augusta Investments Inc.

Richard Warke

(b) Address of Principal Business Office:

The principal business office of Augusta Investments and each of its executive officers and Mr. Richard Warke is:

Suite 555, 999 Canada Place
Vancouver, British Columbia V6C 3E1 Canada

(c) Occupation, Employment and Other Information:

The principal business of Augusta Investments and its sole executive officer is investment.  Richard Warke is the sole officer and director of Augusta Investments and is a director of the Issuer.

(d) Criminal convictions:

Neither Augusta Investments, nor Richard Warke as its sole officer and director and in his personal capacity, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil proceedings:

Neither Augusta Investments, nor Richard Warke as its sole officer and director and in his personal capacity, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Augusta Investments or Mr. Warke was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

Augusta Investments is a corporation organized under the laws of the British Virgin Islands.  Mr. Richard Warke is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration:

(a) October 2020 - Unit Purchase (Augusta Investments)

On October 9, 2020, Augusta Investments and the Issuer entered into a subscription agreement for Augusta Investments to acquire 104,250,000 units of the Issuer (the "Units") at a price of C$0.20 per Unit for an aggregate purchase price of C$20,850,000 (the "Financing Transaction"). Each Unit is comprised of one share of common stock of the Issuer (a "Share" and, collectively, the "Shares") and one warrant to purchase one share of common stock of the Issuer (a "Warrant" and, collectively, the "Warrants"). Each Warrant entitles the holder to acquire one Share at a price of C$0.30 for a period of four years from closing, expiring on October 26, 2024. Closing of the Financing Transaction was subject to the closing of the purchase by the Issuer of all of the equity interests in Bullfrog Mines LLC from Barrick Gold Corporation ("Barrick") (together with the Financing Transaction, the "Transactions").  At closing of the Financing Transaction on October 26, 2020, Augusta Investments acquired 104,250,000 shares of Common Stock (17,375,000 shares after giving effect to the Issuer's 6:1 stock split that occurred on January 26, 2021) and Warrants to acquire 104,250,000 shares of Common Stock (17,375,000 shares after giving effect to the Issuer's 6:1 stock split that occurred on January 26, 2021). The funds for the purchase of the Units was cash from working capital of Augusta Investments.

(b) December 2020 - Share Purchase (Augusta Investments)

On December 30, 2020, Augusta Investments acquired an additional 6,500,000 shares of Common Stock of the Issuer (or 1,083,334 shares after giving effect to the Issuer's 6:1 stock split that occurred on January 26, 2021).  The funds for the purchase of the Common Stock was cash from working capital of Augusta Investments.

(c) January 2021 - Share Purchase (Augusta Investments)

On January 29, 2021, Augusta Investments acquired an additional 250,000 shares of Common Stock of the Issuer. The funds for the purchase of the Common Stock was cash from working capital of Augusta Investments.

(d) February 2021 - Option Grant (Warke)

On February 22, 2021, the Issuer granted Mr. Warke 800,000 options to purchase shares of Common Stock of the Issuer (the "Options").  The Options are exercisable at a price of C$3.00 per share, expire on February 22, 2026 and vest as follows: 1/3 on February 22, 2022; 1/3 on February 22, 2023; and 1/3 on February 22, 2024. The Options were granted pursuant to the Issuer's 2021 Stock Option Plan to Mr. Warke in consideration of his services as a director of the Issuer.

(e) March 2021 - Unit Purchase (Augusta Investments)

On March 4, 2021, Augusta Investments purchased 2,981,454 Units of the Company, each Unit comprised of one share of Common Stock of the Corporation and one half of one common stock purchase Warrant. Each whole Warrant entitles the holder to acquire one share of common stock at an exercise price of C$2.80 per Warrant Share for a period of three (3) years from the date of issuance. At closing, Augusta Investments received 2,981,454 shares of Common Stock of the Issuer and Warrants to purchase 1,490,727 shares of Common Stock of the Issuer. The funds for the purchase of the Units was cash from working capital of Augusta Investments.

Item 4. Purpose of Transaction

(a) October 2020 - Unit Purchase (Augusta Investments)

Augusta Investments acquired the Units for investment purposes and to exercise control over the Issuer.

Augusta Investments is a party to an investor rights agreement (the "Investor Rights Agreement"), pursuant to which, among other things, Augusta Investments will, provided it holds at least 10% of the then issued and outstanding Shares (calculated in accordance with the Investor Rights Agreement): (i) have the right to participate in future Augusta Gold equity issuances and to acquire securities of Augusta Gold following the exercise of certain of Augusta Gold's outstanding convertible securities, in each case to maintain its then pro rata interest in Augusta Gold; and (ii) have certain piggyback registration rights in respect of its Augusta Gold securities.

In connection with the closing of the Transactions on October 26, 2020, Alan Lindsay and Kjeld Thygesen resigned as directors of Augusta Gold and Augusta Investments appointed Maryse Bélanger as President, Chief Executive Officer and director of Augusta Gold, along with the appointment of Daniel Earle and Donald Taylor. David Beling resigned as Augusta Gold's President and Chief Executive Officer but remained a director of Augusta Gold.

Subsequent to the closing of the Transactions, the following additional individuals have also been appointed to serve as officers and/or directors of the Issuer, on the dates indicated:

Lenard F. Boggio Director January 19, 2021

Richard Warke Director January 7, 2021

John A. Boehner Director January 7, 2021

Poonam Puri  Director January 7, 2021

Lynette Gould  SVP, Investor Relations & Corporate Development  December 1, 2020

Tom Ladner VP, Legal  November 23, 2020

Purni Parikh SVP, Corporate Affairs and Corporate Secretary   November 13, 2020

 Mr. Beling resigned as a director of Augusta Gold on January 7, 2021.

(b) December 2020 - Share Purchase (Augusta Investments)

Augusta Investments acquired the shares of Common Stock for investment purposes and as part of its continuing control over the Issuer.

(c) January 2021 - Share Purchase (Augusta Investments)

Augusta Investments acquired the shares of Common Stock for investment purposes and as part of its continuing control over the Issuer.

(d) February 2021 - Option Grant (Warke)

Mr. Warke was granted the 800,000 Options under the Issuer's 2021 Stock Option Plan pursuant to his service as a director of the Issuer.

(e) March 2021 - Unit Purchase (Augusta Investments)

Augusta Investments acquired the Units for investment purposes and as part of its continuing control over the Issuer.

Item 5. Interest in Securities of the Issuer:

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 68,755,601 shares of Common Stock issued and outstanding as of March 4, 2021, as provided by the Issuer) are as follows:

Augusta Investments

Augusta Investments owns Warrants to purchase an additional 18,865,727 shares of Common Stock.  Augusta Investments is deemed to beneficially own the 18,865,727 shares of Common Stock issuable upon exercise of the Warrants. Augusta Investments has sole voting power and sole dispositive power with respect to a total of 40,555,515 shares of Common Stock.

The aggregate amount of shares of Common Stock beneficially owned by Augusta Investments represents approximately 46.28% of the issued and outstanding shares of Common Stock of the Issuer as calculated for purposes of this Schedule 13D.  Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, the shares of Common Stock issuable upon exercise of the Warrants are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class beneficially owned by Augusta, although these shares are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person.  Accordingly, Augusta Investments' percentage ownership is calculated on a partially diluted basis based on an assumed number of shares outstanding equal to 87,621,328, which represents the sum of (i) the 68,755,601 shares of Common Stock outstanding after giving effect to the transactions occurring on or prior to the date hereof as described in Item 3, and (ii) 18,865,727 shares of Common Stock issuable upon exercise of the Warrants beneficially owned by Augusta Investments.  The foregoing assumed number of shares outstanding does not include shares of Common Stock issuable upon the exercise of any other outstanding options, warrants, rights or conversion privileges.

(i) Sole power to vote or to direct the vote: 40,555,515 shares of Common Stock

(ii) Shared power to vote or to direct the vote: 0 shares.

(iii) Sole power to dispose or direct the disposition: 40,555,515 shares of Common Stock

(iv) Shared power to dispose or direct the disposition: 0 shares.

Richard Warke

Richard Warke as the sole officer and director of Augusta Investments and exercises sole voting and dispositive power over its securities of the Issuer.  Therefore, Mr. Warke beneficially owns Warrants to purchase an additional 18,865,727 shares of Common Stock held by Augusta Investments and is deemed to beneficially own the 800,000 shares of Common Stock issuable upon exercise of the Option granted to him by the Issuer. Mr. Warke has sole voting power and sole dispositive power with respect to a total of 41,355,515 shares of Common Stock.

The aggregate amount of shares of Common Stock beneficially owned by Mr. Warke represents approximately 46.77% of the issued and outstanding shares of Common Stock of the Issuer as calculated for purposes of this Schedule 13D.  Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, the shares of Common Stock issuable upon exercise of the Warrants are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class beneficially owned by Augusta, although these shares are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person.  Accordingly, Mr. Warke's percentage ownership is calculated on a partially diluted basis based on an assumed number of shares outstanding equal to 88,421,328, which represents the sum of (i) the 68,755,601 shares of Common Stock outstanding after giving effect to the transactions occurring on or prior to the date hereof as described in Item 3, (ii) 18,865,727 shares of Common Stock issuable upon exercise of the Warrants beneficially owned by Augusta Investments and (iii) 800,000 shares of Common Stock issuable upon exercise of Options beneficially owned by Mr. Warke.  The foregoing assumed number of shares outstanding does not include shares of Common Stock issuable upon the exercise of any other outstanding options, warrants, rights or conversion privileges.

(i) Sole power to vote or to direct the vote: 41,355,515 shares of Common Stock

(ii) Shared power to vote or to direct the vote: 0 shares.

(iii) Sole power to dispose or direct the disposition: 41,355,515 shares of Common Stock

(iv) Shared power to dispose or direct the disposition: 0 shares.

(c) The information provided in Item 3 is hereby incorporated by reference herein.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Item 3 of this Schedule 13D summarizes certain provisions of the Subscription Agreement, the Investor Rights Agreement, Warrants and Options and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits:

Exhibit 10.1 - Subscription Agreement dated as of October 9, 2020, between Augusta Investments Inc. and Bullfrog Gold Corp. (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on October 15, 2020)

Exhibit 10.2 - Investor Rights Agreement dated as of October 26, 2020, among Bullfrog Gold Corp., Barrick Gold Corporation and Augusta Investments Inc. (incorporated by reference to Exhibit 10.5 of the Issuer's Current Report on Form 8-K filed with the SEC on October 29, 2020)

Exhibit 10.3 - Form of Warrant as of October 26, 2020 (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed with the SEC on October 15, 2020)

Exhibit 10.4 - Form of Warrant as of March 4, 2021 (incorporated by reference to Exhibit 4.1 of the Issuer's Current Report on Form 8-K filed with the SEC on March 5, 2021)

Exhibit 99.1 - Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2021

AUGUSTA INVESTMENTS INC.

By:     /s/ Richard Warke
       Name: Richard Warke
       Title: President

     /s/ Richard Warke

Richard Warke